Exhibit 99.1

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Third quarter 2012 operations review

16 October 2012

Rio Tinto chief executive Tom Albanese said “We have delivered another strong set of production results in the third quarter, including record quarterly Pilbara iron ore production. Copper, bauxite, alumina, and titanium dioxide production were all higher than in the same quarter of 2011.

“As we said at our Investor Seminar last week, markets remain volatile, but our business is resilient and our operations are performing strongly, reflecting our consistent strategy of running large, long-life, cost-competitive operations.”

  Record quarterly Pilbara iron ore production of 63 million tonnes (Rio Tinto share 50 million tonnes), five per cent higher than the third quarter of 2011. Global iron ore production for the quarter totalled 67 million tonnes (Rio Tinto share 53 million tonnes), five per cent higher than the third quarter of 2011. Production continued to exceed sales in preparation for the expansion to 283 Mt/a, with a measured build-up of stocks across the mines.

  Total mined copper production was 21 per cent higher than the third quarter of 2011, due to expected higher copper grades at Escondida and Kennecott Utah Copper and increased ore delivered at Escondida.

  Bauxite and alumina production were 13 per cent and 20 per cent higher than the third quarter of 2011, driven by increased third party demand for bauxite, expanded refining capacity at Yarwun and record production at Gove. First bauxite was processed at Yarwun 2 on 5 July 2012, and the Yarwun refinery was operating at 90% of its nameplate capacity of 3.4 million tonnes per annum in September. Aluminium production was ten per cent lower than the corresponding quarter in 2011, as ramp up to normal capacity continued following resolution of the Alma labour dispute.

  Thermal coal production increased 21 per cent compared with the third quarter of 2011, as Clermont continued its ramp-up and increased plant capacity came on line at Bengalla. Hard coking coal production was 13 per cent below the third quarter of 2011, due to the impact of dragline mechanical issues at Hail Creek and a major plant shutdown at Kestrel as part of the mine extension project.

  Titanium dioxide feedstock production increased five per cent from the corresponding period in 2011, following a successful furnace rebuild at Rio Tinto Fer et Titane and an increase in attributable volumes from Richards Bay Minerals (RBM). This followed the acquisition of BHP Billiton’s entire interest in RBM, which completed on 7 September 2012. The purchase price paid by Rio Tinto on completion of the acquisition was $1.7 billion.

  During the quarter, Rio Tinto completed the sale of several non-core businesses, including its Specialty Alumina division, the North American portion of its Alcan Cable business and Borax Argentina. Rio Tinto also agreed to sell its interest in the Zululand Anthracite Colliery in South Africa.

All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

Cont…/

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IRON ORE

Rio Tinto share of production (million tonnes)
	Q3 12	vs Q3 11	vs Q2 12	9 mths 12	vs 9mths 11
Pilbara Blend Lump	12.5	-3%	-1%	36.3	+1%
Pilbara Blend Fines	18.8	+8%	+7%	52.1	+10%
Robe Valley Lump	1.4	-2%	+22%	4.0	+3%
Robe Valley Fines	3.1	+4%	+31%	8.3	-1%
Yandicoogina Fines (HIY)	14.5	+13%	+11%	40.2	+3%
IOC (pellets and concentrate)	2.4	-2%	+23%	6.0	+2%

Global iron ore production of 67 million tonnes (Rio Tinto share 53 million tonnes) was up five per cent on the third quarter of 2011. Year to date global iron ore production of 187 million tonnes (Rio Tinto share 147 million tonnes) was up four per cent on the same period of 2011.

Pilbara operations
In the third quarter of 2012 the Pilbara mines achieved record quarterly production of 62.9 million tonnes (Rio Tinto share 50.3 million tonnes), five per cent higher than the third quarter of 2011. Production for the nine months to September was 177.1 million tonnes (Rio Tinto share 140.9 million tonnes), also five per cent higher than the corresponding period in 2011. Production continued to exceed sales as the business prepared itself for the expansion to 283 Mt/a, with a measured build-up of stocks at the mine sites.

Pilbara marketing
Third quarter sales of 61 million tonnes (100 per cent basis) were three per cent higher than the third quarter of 2011, and year to date sales of 170 million tonnes (100 per cent basis) were four per cent higher than the corresponding period in 2011.

Pilbara expansion
The expansions of the Pilbara infrastructure to 283 Mt/a by the end of 2013 and 353 Mt/a by H1 2015 remain on track, with the following progress during the quarter:

  Brockman 4 Phase 2 now fully commissioned and running at full rate of mine capacity (40 Mt/a)
  Sixth rail consist for Robe Valley fleet commissioned
  New rail siding at Rosella junction commissioned
  Cape Lambert piling needed for expansion to 283 Mt/a is now 95 per cent complete
  Cape Lambert dredging for 283 Mt/a and 353 Mt/a expansions is complete
  Cape Lambert power station has been decommissioned and demolition work has commenced.

Rio Tinto’s integrated operations will be progressively updated as follows:

  230 Mt/a – current operating capacity
  283 Mt/a by end of 2013 – Cape Lambert 53 Mt/a increment (in implementation)
  353 Mt/a by H1 2015 – Cape Lambert 70 Mt/a increment (port, rail and power components fully approved)

Iron Ore Company of Canada (IOC)
Third quarter saleable iron ore production was two per cent lower than the third quarter of 2011 but 23 per cent higher than the second quarter of 2012, due to continuing improvements in mine productivity and commissioning of the Parallel Ore Delivery System (PODS), which links a crusher at the mine site to the concentrator.

Commissioning of the first phase expansion project, lifting concentrate production capacity to 22 Mt/a, continued. The phase two expansion to 23.3 Mt/a is progressing, with first production expected in the first quarter of 2013.

Simandou
In September, the Social and Environmental Impact Assessment for the Simandou mine and rail line was submitted for approval to the Government of Guinea. On 15 October 2012, Rio Tinto announced that the Government of Guinea had issued a decree declaring the Simandou infrastructure a ‘Project of National Interest’ (‘Projet d’ Interet National’, or ‘PIN’). PIN project status protects the area of land needed to develop the rail and port infrastructure (including the 670 kilometre route of the proposed rail line linking Simandou to the new port south of Conakry) from being bought or developed by third parties.

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2012 iron ore production guidance
In 2012, Rio Tinto expects to produce approximately 250 million tonnes (100 per cent basis) from its global operations in Australia and Canada, subject to weather constraints.

COPPER

Rio Tinto share of production
	Q3 12	vs Q3 11	vs Q2 12	9 mths 12	vs 9 mths 11
Kennecott Utah Copper
Mined copper (000 tonnes)	42.9	+2%	+44%	103.9	-30%
Refined copper (000 tonnes)	45.3	0%	+169%	102.8	-38%
Molybdenum (000 tonnes)	2.5	-25%	-4%	8.3	-27%
Mined gold (000 ozs)	48	-48%	-6%	152	-48%
Refined gold (000 ozs)	46	-47%	-15%	201	-31%
Escondida
Mined copper (000 tonnes)	75.2	+68%	-10%	227.4	+40%
Refined copper (000 tonnes)	21.7	+26%	-15%	71.8	+15%
Northparkes
Mined copper (000 tonnes)	10.7	+1%	-4%	32.3	+9%
Palabora
Mined copper (000 tonnes)	3.2	-69%	-65%	21.3	-32%
Refined copper (000 tonnes)	2.7	-54%	-62%	18.5	-24%

Kennecott Utah Copper (KUC)
Third quarter production of copper contained in concentrate was level with the third quarter of 2011 but exceeded the preceding quarters of 2012, due to improved ore grades. Refined copper production also recovered, following the successful maintenance shut down of the smelter during the second quarter. Copper production is expected to increase further during the fourth quarter of 2012 as ore grades continue to improve.

Gold and molybdenum production were lower than the third quarter of 2011, reflecting lower grades as a result of mine sequencing.

Escondida
Mined copper increased 68 per cent compared with the third quarter of 2011 and 40 per cent compared with the first nine months of 2011, due to higher grades, increased ore delivered to the concentrator attributable to improved material handling, and industrial action in the third quarter of 2011.

Oyu Tolgoi / Turquoise Hill Resources
Construction of the Oyu Tolgoi copper gold project is currently 97 per cent complete. Mining and stockpiling of first ore began in April 2012. Negotiations with Chinese authorities on a power purchase agreement (PPA) for the Oyu Tolgoi Project are actively progressing. Once a final power agreement has been concluded, first ore is expected to be processed through the concentrator within six weeks. First concentrate production will follow within one month and the start of commercial production is expected three to five months thereafter. Oyu Tolgoi has entered into sales contracts for 75 per cent of concentrate production from the project.

On 30 July 2012 Rio Tinto announced that it had invested $935 million to acquire additional shares under the rights offering conducted by Turquoise Hill Resources (formerly Ivanhoe Mines), so as to maintain its 51 per cent interest in Turquoise Hill.

On 15 October 2012, Turquoise Hill Resources announced that Rio Tinto, Turquoise Hill and Oyu Tolgoi LLC, had jointly rejected a request from the Government of Mongolia to renegotiate the Oyu Tolgoi Investment Agreement. This followed receipt of a letter from the Minister of Mining requesting the parties renegotiate the landmark agreement that was signed in October 2009 and became fully effective in March 2010. As recently as October 2011, the Mongolian Government reaffirmed that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

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Grasberg
Based on the latest available Freeport estimates, 2012 production from Grasberg is not expected to exceed the metal attributable to Rio Tinto’s joint venture partner, because of planned mine sequencing in areas with lower metal grades. Accordingly, Rio Tinto's share of joint venture production is expected to be zero for the year 2012.

Northparkes
Third quarter mined copper production was consistent with the same quarter of 2011, but decreased four per cent compared with the previous quarter due to lower grades.

Palabora
Mined copper production was significantly lower than the third quarter and year to date in 2011, due to the failure of an ore-hoisting shaft guide rope on 4 July 2012. Following this incident, ore milling was restricted to running down leach pads and slag processing until normal production was restored on 9 September. Opportune equipment maintenance was carried out during this period.

On 15 October 2012, Palabora halted underground production following a safety incident on site.

2012 production guidance
In 2012, Rio Tinto share of mined and refined copper production is expected to be approximately 560,000 tonnes and 290,000 tonnes, respectively.

ALUMINIUM

Rio Tinto share of production (000 tonnes)
	Q3 12	vs Q3 11	vs Q2 12	9 mths 12	vs 9 mths 11
Bauxite
Rio Tinto Alcan	8,263	+13%	+10%	22,757	+10%
Pacific Aluminium	2,086	+12%	+8%	5,876	+10%
Alumina
Rio Tinto Alcan	1,898	+29%	+23%	5,034	+18%
Pacific Aluminium / Other	777	+1%	-5%	2,390	+3%
Aluminium
Rio Tinto Alcan	538	-10%	+2%	1,587	-11%
Pacific Aluminium / Other	317	-13%	+1%	963	-11%

Bauxite and alumina
Rio Tinto Alcan’s bauxite production was 13 per cent higher than the same quarter of 2011, achieving record production levels at Weipa and in Guinea. The increase in production was mainly driven by increased third party demand.

Rio Tinto Alcan’s alumina production was 29 per cent higher than the third quarter of 2011 and 18 per cent higher year to date than in 2011, as expanded alumina refining capacity at Yarwun came on line from July 2012. First bauxite was injected into Yarwun 2 on 5 July 2012. The Yarwun refinery was operating at 90% of its nameplate capacity of 3.4 million tonnes per annum in September, having achieved successive record monthly alumina production in July, August and September 2012. The ramp-up is expected to be completed by mid-2013.

Pacific Aluminium’s Gove operation achieved record quarterly production of 2.1 million tonnes of bauxite and 723 thousand tonnes of alumina, representing increases of 12 and 16 per cent respectively over the third quarter of 2011.

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Aluminium

Rio Tinto Alcan’s aluminium production was 10 per cent lower than the third quarter of 2011 and 11 per cent lower year to date than in 2011. This was largely due to the Alma lockout, where an agreement was reached in July 2012, together with power process issues at the Dunkerque and Saint-Jean-de-Maurienne smelters in France.

2012 production guidance
In 2012, Rio Tinto Alcan’s share of bauxite, alumina and aluminium production is expected to be 30.7 million tonnes, 7.0 million tonnes and 2.2 million tonnes, respectively. These numbers exclude the 13 assets that have been identified for divestment or closure.

ENERGY

Coal
Rio Tinto share of production (000 tonnes)
	Q3 12	vs Q3 11	vs Q2 12	9 mths 12	vs 9 mths 11
Rio Tinto Coal Australia
Hard coking coal	2,320	-16%	+16%	6,025	-2%
Semi-soft coking coal	714	-3%	-29%	2,323	+10%
Thermal coal	5,402	+18%	+13%	14,314	+7%

Rio Tinto Coal Mozambique
Hard coking coal	87	N/A	N/A	87	N/A
Thermal coal	112	N/A	N/A	112	N/A

Hard coking coal production in Australia was 16 per cent below the third quarter of 2011, due to the impact of dragline maintenance at Hail Creek and a major preparation plant shutdown at Kestrel as part of the mine extension project.

Thermal coal production was 18 per cent higher than the third quarter of 2011 and seven per cent higher than the year to date in 2011. This reflected increased plant capacity at Bengalla, the continuing ramp-up at Clermont, and changes in mine sequence following the revised mine closure plan at Blair Athol. On 8 August 2012, Rio Tinto announced that the Blair Athol thermal coal mine will finish mining operations by the end of 2012.

In response to ongoing cost pressures and high inflation impacting the coal business in Australia, Rio Tinto is taking actions to reduce controllable costs and increase productivity.

During the quarter, production at the Benga mine in the Moatize Basin in Mozambique continued to ramp up. Work is progressing to expand capacity on the Sena railway line, which remains the system bottleneck.

2012 production guidance
In 2012, Rio Tinto’s share of Australian hard coking, semi soft coking and thermal coal production is expected to be 8.5 million tonnes, 3.5 million tonnes and 19.5 million tonnes, respectively.

Uranium
Rio Tinto share of production (000 lbs)
	Q3 12	vs Q3 11	vs Q2 12	9 mths 12	vs 9 mths 11
Energy Resources of Australia	1,980	+29%	+108%	3,840	+69%
Rössing	1,132	+35%	+32%	3,068	+19%

Third quarter production at ERA was 29 per cent higher than the third quarter of 2011, and production for the nine months to September was 69 per cent higher than the corresponding period last year. This followed the completion of dewatering operations in June 2012, which facilitated access to higher grade ore. Uranium oxide production in 2011 was impacted by the suspension of processing operations from 28 January 2011 until 15 June 2011.

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Production at Rössing is higher than the corresponding quarter and year to date in 2011, as a result of improved milling activity, higher mill head grade and improved operational performance.

2012 production guidance
In 2012, Rio Tinto’s share of uranium production is expected to be 9.7 million pounds.

DIAMONDS & MINERALS

Rio Tinto share of production
	Q3 12	vs Q3 11	vs Q2 12	9 mths 12	vs 9 mths 11
Diamonds (000 carats)
Argyle	2,454	+7%	+46%	6,461	+17%
Diavik	1,160	0%	+8%	3,197	+5%

Minerals (000 tonnes)
Borates – B2O3 content	111	-12%	-15%	363	-7%
Titanium dioxide feedstock	401	+5%	+8%	1,145	+8%

Salt (000 tonnes)	1,836	+2%	-1%	5,155	+10%

At Argyle, rough diamond production for the third quarter of 2012 was seven per cent higher than the corresponding period of 2011, as marginally lower tonnes processed were more than offset by higher grades. Production was 46 per cent higher than the second quarter of 2012 due to a combination of access to a high grade region of the pit and increased plant reliability. Construction of the underground mine is proceeding and production is scheduled to commence in the first half of 2013, with ramp up to full operation to be completed by 2015.

Diavik’s carats recovered for the third quarter were in line with the corresponding period in 2011. Improved grades across the operation were offset by lower processing volumes due to bottlenecks in the processing plant as a result of ore mix. Production was 8 per cent higher than the second quarter of 2012 as increased volumes of higher grade, more easily processed ore became available from the ramp up of underground mining in the A154S pipe.

Borates production was 12 per cent lower than the third quarter of 2011, in response to current market conditions. The sale of Borax Argentina was completed in August. It has historically contributed around 4 per cent of Rio Tinto Borate production.

Titanium dioxide feedstock production was five per cent higher than the third quarter of 2011 and eight per cent higher than the first nine months of 2011, reflecting higher production at Rio Tinto Fer et Titane following a furnace rebuild in 2011, and increased attributable volumes at RBM.

On 7 September 2012, Rio Tinto announced that it had doubled its holding in RBM to 74 per cent following the acquisition of BHP Billiton’s entire interest. The purchase price paid by Rio Tinto on completion was $1.7 billion. The acquisition price was $1.9 billion before contractual adjustments for cash payments made by RBM to BHP Billiton since the effective transaction date of 1 February 2012. This price includes $0.6 billion for BHP Billiton’s 37 per cent equity interest in RBM, $1.0 billion for a 50 per cent interest in outstanding RBM shareholder finance arrangements and $0.3 billion for a royalty stream.

The acquisition was triggered on 1 February 2012 by BHP Billiton exercising a put option agreed with Rio Tinto as part of RBM’s restructuring in 2009. The price was determined through a previously agreed expert valuation process. Following this transaction, Rio Tinto’s share of production from RBM is 74 per cent.

Third quarter production of 1.8 million tonnes at Dampier Salt was two per cent higher than the third quarter of 2011. Year to date production of 5.2 million tonnes was 10 per cent higher than the corresponding period in 2011, due to the impact of adverse weather during the first quarter of 2011.

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2012 production guidance
In 2012, Rio Tinto’s share of production is expected to be as follows:

  Diamonds – 12.6 million carats
  Titanium dioxide feedstocks – 1.6 million tonnes
  Borates – 0.5 million tonnes boric oxide equivalent.
  Salt – 6.6 million tonnes

OTHER CORPORATE

During the quarter, Rio Tinto completed the sale of several non-core businesses, including its Specialty Alumina division, the North American portion of its Alcan Cable business and Borax Argentina. Rio Tinto also agreed to sell its interest in the Zululand Anthracite Colliery in South Africa.

On 17 August 2012 Rio Tinto priced $3.0 billion of fixed rate bonds with a weighted average coupon of 2.67 per cent and a weighted average maturity of 12.9 years. The offering comprised $1.25 billion of 5-year, $1.0 billion of 10-year and $750 million of 30-year SEC-registered debt securities.

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EXPLORATION AND EVALUATION

Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account in the first nine months of 2012 was $1,503 million compared with $798 million in the same period of 2011. Of this 2012 expenditure, approximately 39 per cent was incurred by the Copper group, 25 per cent by Iron Ore, 14 per cent by Energy, seven per cent by Diamonds & Minerals, three per cent by Aluminium and the balance was incurred by Central Exploration.

During the first nine months of 2012, the Group realised $11 million (pre-tax) from the divestment of central exploration properties, compared with $88 million in the same period of 2011. This included the Chapudi and Kwezi property in South Africa.

Exploration highlights

Drilling programmes to define potential resources continued at two projects in the region around the Amargosa bauxite resource in Brazil and are routinely intercepting encouraging bauxite intervals.

Further assays continued to indicate encouraging potash grade and thickness in the Saskatchewan potash project (Canada), a joint venture with North Atlantic Potash Inc., a subsidiary of JSC Acron. Preparations were advanced for a 3D-seismic survey to aid resource definition planned for Q4.

At Roughrider (Canada) a summer programme of step-out drilling was completed at the Far East resource; results confirmed extensions to the previously known uranium resource.

At Rössing (Namibia) rigs were mobilised to site for the third phase of drilling at the Z20 uranium project.

In the Bowen Basin (Queensland, Australia), drilling programmes to support Order of Magnitude studies at Mt Robert and Elphinstone, near Hail Creek, are nearing completion.

A summer drilling programme over iron ore targets in the Labrador Trough (Canada) was completed with thick intervals of encouraging iron ore mineralisation intersected in several holes.

At Tamarack (USA) a summer drilling programme has intersected further significant zones of nickel sulphide mineralisation outside the currently known resource.

In South Australia RTX partners, Tasman Resources commenced drilling on the Vulcan iron oxide copper-gold target.

In the Democratic Republic of Congo, drilling and other field activities at the Orientale iron ore project were suspended and the project is under review.

A summary of activity for the period is as follows:

Product Group	Evaluation projects	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil		Australia, Brazil, Laos
Copper	Copper/molybdenum:	Nickel: Tamarack, US	Copper: Australia, Chile,
	Resolution, US		Kazakhstan, Peru,
	Copper: La Granja, Peru		Russia, US, Zambia,
	Copper/gold: Oyu Tolgoi,		Mongolia, Papua New
	Mongolia		Guinea
	Nickel/copper: Eagle, US		Nickel: Canada
Diamonds &	Diamonds: Bunder, India		Diamonds: Canada,
Minerals	Lithium borates: Jadar,		Democratic Republic of
	Serbia		Congo, India
Potash: Canada
Energy	Coal: Rio Tinto Coal	Coal: Bowen Basin,	Coal: Chile,
	Mozambique	Australia	Mozambique, Namibia
		Uranium: Canada	Uranium: Canada,
Namibia, Australia
Iron Ore	Simandou, Guinea	Pilbara, Australia	Canada, Democratic

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Pilbara, Australia	Republic of Congo, Botswana

Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576597
David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597493	Mobile: +44 (0) 7920 010 978
Christina Mills	Andrew Field
Office: +44 (0) 20 7781 1154	Office: +44 (0) 20 7781 2054
Mobile: +44 (0) 7825 275 605	Mobile: +44 (0) 7876 791 341

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131
Karen Halbert
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 412 119 389
Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website: www.riotinto.com
Email:enquiries.mediaaustralia@riotinto.com
Twitter: Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

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Rio Tinto production summary

Rio Tinto share of production

		Quarter			9 Months		% Change
		2011	2012	2012	2011	2012	Q3 12	Q3 12	9 MTHS 12
		Q3	Q2	Q3	9 MTHS	9 MTHS	vs	vs	vs
							Q3 11	Q2 12	9 MTHS 11
Principal Commodities

Alumina	(‘000t)	2,235	2,358	2,675	6,593	7,424	20%	13%	13%

Aluminium	(‘000t)	962	841	855	2,863	2,550	-11%	2%	-11%

Bauxite	(‘000t)	9,178	9,442	10,350	25,971	28,633	13%	10%	10%

Borates	(‘000t)	127	132	111	390	363	-12%	-15%	-7%

Coal – hard coking	(‘000t)	2,774	2,001	2,407	6,177	6,112	-13%	20%	-1%

Coal – semi-soft coking	(‘000t)	733	1,003	714	2,113	2,323	-3%	-29%	10%

Coal – thermal	(‘000t)	4,575	4,773	5,514	13,355	14,426	21%	16%	8%

Copper – mined	(‘000t)	109.3	133.5	132.0	382.7	384.9	21%	-1%	1%

Copper – refined	(‘000t)	68.3	49.3	69.7	253.5	193.1	2%	41%	-24%

Diamonds	(‘000 cts)	3,534	2,808	3,706	8,766	9,873	5%	32%	13%

Iron ore	(‘000t)	49,834	48,631	52,628	140,561	146,902	6%	8%	5%

Titanium dioxide feedstock	(‘000t)	381	370	401	1,063	1,145	5%	8%	8%

Uranium	(‘000 lbs)	2,373	1,810	3,112	4,840	6,907	31%	72%	43%

Other Metals & Minerals

Gold – mined	(‘000 ozs)	169	75	68	515	222	-60%	-9%	-57%

Gold – refined	(‘000 ozs)	88	55	46	292	201	-47%	-15%	-31%

Molybdenum	(‘000t)	3.4	2.6	2.5	11.3	8.3	-25%	-4%	-27%

Salt	(‘000t)	1,797	1,859	1,836	4,677	5,155	2%	-1%	10%

Silver – mined	(‘000 ozs)	1,088	877	847	3,666	2,659	-22%	-3%	-27%

Silver – refined	(‘000 ozs)	664	467	357	2,436	1,640	-46%	-23%	-33%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

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Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

ALUMINA

Production (‘000 tonnes)
Rio Tinto Alcan
Jonquière (Vaudreuil)	100%	337	351	348	342	344	1,012	1,034
Queensland Alumina	80%	665	751	766	762	712	1,937	2,240
São Luis (Alumar)	10%	86	86	87	86	86	252	259
Yarwun	100%	354	356	364	331	730	993	1,425
Specialty alumina plant	100%	27	24	27	22	26	84	76
Rio Tinto Alcan alumina production		1,469	1,569	1,592	1,544	1,898	4,278	5,034
Pacific Aluminium – Gove	100%	619	657	668	668	723	1,892	2,059
Other Aluminium – four specialty plants (a)	0%	147	129	131	147	53	423	331
Rio Tinto total alumina production		2,235	2,355	2,391	2,358	2,675	6,593	7,424

ALUMINIUM

Production (‘000 tonnes)
Rio Tinto Alcan
Cameroon – Alucam (Edéa)	47%	9	9	5	5	8	23	17
Canada – six wholly owned	100%	335	338	252	261	272	995	785
Canada – Alouette (Sept-Îles)	40%	58	60	60	60	58	173	178
Canada – Bécancour	25%	26	25	27	27	28	78	81
France – two wholly owned	100%	81	78	89	88	85	256	262
Iceland – ISAL (Reykjavik)	100%	46	47	47	48	47	138	142
Norway – SØRAL (Husnes)	50%	11	11	11	11	12	33	34
Oman – Sohar	20%	19	19	18	18	18	56	54
UK – Lochaber	100%	12	12	12	11	11	34	33
Total Rio Tinto Alcan		597	600	520	528	538	1,786	1,587
Pacific Aluminium – four smelters	Various	272	272	268	262	266	801	795
Other Aluminium – two smelters	100%	93	89	66	51	51	276	168
Rio Tinto total aluminium production		962	961	854	841	855	2,863	2,550

BAUXITE

Production (‘000 tonnes) (b)
Rio Tinto Alcan
Porto Trombetas	12%	454	455	431	457	492	1,372	1,380
Sangaredi	(c)	1,461	1,496	1,573	1,472	1,592	4,137	4,637
Weipa	100%	5,403	5,600	4,974	5,586	6,179	15,132	16,739
Total Rio Tinto Alcan		7,318	7,550	6,978	7,515	8,263	20,641	22,757
Pacific Aluminium – Gove	100%	1,860	1,916	1,862	1,927	2,086	5,330	5,876
Rio Tinto total bauxite production		9,178	9,466	8,841	9,442	10,350	25,971	28,633

Continues	Page 13 of 27

Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

BORATES

Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals – borates	100%	127	114	120	132	111	390	363

COAL – hard coking

Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,906	1,761	1,403	1,211	1,679	4,217	4,294
Kestrel Coal	80%	867	877	300	790	641	1,960	1,731
Total Rio Tinto Coal Australia hard coking coal		2,774	2,638	1,704	2,001	2,320	6,177	6,025
Rio Tinto Coal Mozambique (‘000 tonnes)
Benga (d)	65%	-	-	-	-	87	-	87
Rio Tinto total hard coking coal production		2,774	2,638	1,703	2,001	2,407	6,177	6,112

COAL – semi-soft coking

Rio Tinto Coal Australia (‘000 tonnes)
Hunter Valley (e)	80%	364	559	374	605	255	891	1,234
Mount Thorley (e)	64%	330	186	150	291	230	973	670
Warkworth (e)	44%	39	1	82	107	230	249	419
Rio Tinto total semi-soft coking coal production		733	746	606	1,003	714	2,113	2,323

COAL – thermal

Rio Tinto Coal Australia (‘000 tonnes)
Bengalla (e)	32%	393	377	450	608	529	1,252	1,587
Blair Athol Coal	71%	471	649	375	366	606	1,406	1,346
Clermont	50%	484	790	629	910	1,148	2,111	2,687
Hunter Valley (e)	80%	2,145	1,816	1,679	1,815	1,981	6,023	5,474
Kestrel Coal	80%	84	61	42	93	79	200	214
Mount Thorley (e)	64%	311	175	343	429	406	626	1,178
Warkworth (e)	44%	686	568	623	552	653	1,736	1,828
Total Rio Tinto Coal Australia thermal coal		4,575	4,436	4,139	4,773	5,402	13,355	14,314
Rio Tinto Coal Mozambique (‘000 tonnes)
Benga (d)	65%	-	-	-	-	112	-	112
Rio Tinto total thermal coal production		4,575	4,436	4,139	4,773	5,514	13,355	14,426

Continues	Page 14 of 27

Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

COPPER

Mine production (‘000 tonnes) (b)
Bingham Canyon	100%	41.9	47.1	31.1	29.9	42.9	147.9	103.9
Escondida	30%	44.7	65.3	68.9	83.3	75.2	162.5	227.4
Grasberg – Joint Venture (f)	40%	1.6	5.3	0.0	0.0	0.0	11.5	0.0
Northparkes	80%	10.6	10.7	10.4	11.2	10.7	29.6	32.3
Palabora	58%	10.5	8.6	9.1	9.0	3.2	31.2	21.3
Rio Tinto total mine production		109.3	137.0	119.5	133.5	132.0	382.7	384.9
Refined production (‘000 tonnes)
Escondida	30%	17.2	22.4	24.7	25.4	21.7	62.6	71.8
Kennecott Utah Copper	100%	45.2	48.8	40.7	16.8	45.3	166.5	102.8
Palabora	58%	5.9	9.6	8.7	7.1	2.7	24.4	18.5
Rio Tinto total refined production		68.3	80.9	74.1	49.3	69.7	253.5	193.1

DIAMONDS

Production (‘000 carats)
Argyle	100%	2,302	1,918	2,329	1,677	2,454	5,523	6,461
Diavik	60%	1,160	961	963	1,075	1,160	3,046	3,197
Murowa	78%	72	88	66	56	92	198	215
Rio Tinto total diamond production		3,534	2,967	3,359	2,808	3,706	8,766	9,873

GOLD

Mine production (‘000 ounces) (b)
Barneys Canyon	100%	0.4	0.8	0.0	0.4	0.0	1.2	0.4
Bingham Canyon	100%	92	92	54	50	48	293	152
Escondida	30%	6	8	8	8	6	28	22
Grasberg – Joint Venture (f)	40%	53	36	0	0	0	142	0
Northparkes	80%	16	16	15	15	14	45	43
Palabora	58%	1.7	2.2	1.8	1.6	0.6	5.4	4.1
Rio Tinto total mine production		169	155	78	75	68	515	222
Refined production (‘000 ounces)
Kennecott Utah Copper	100%	88	87	100	55	46	292	201

Continues	Page 15 of 27

Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

IRON ORE

Production (‘000 tonnes) (b)
Hamersley – six wholly owned mines	100%	30,908	32,426	28,638	31,138	33,832	89,099	93,608
Hamersley – Channar	60%	1,688	1,687	1,592	1,809	1,334	4,922	4,735
Hamersley – Eastern Range	(g)	2,587	2,682	2,155	2,427	2,297	6,703	6,878
Hope Downs	50%	4,237	4,140	4,048	3,641	4,024	11,730	11,713
Iron Ore Company of Canada	59%	2,421	2,028	1,672	1,928	2,370	5,874	5,970
Robe River	53%	7,994	8,243	7,539	7,688	8,771	22,233	23,998
Rio Tinto total production		49,834	51,207	45,643	48,631	52,628	140,561	146,902
Breakdown: Pilbara Blend Lump		12,819	12,826	11,299	12,589	12,459	35,962	36,347
Pilbara Blend Fines		17,332	17,600	15,852	17,529	18,763	47,556	52,144
Robe Valley Lump		1,420	1,265	1,439	1,140	1,390	3,837	3,969
Robe Valley Fines		3,015	3,038	2,754	2,376	3,122	8,295	8,252
Yandicoogina Fines (HIY)		12,829	14,449	12,628	13,069	14,524	39,036	40,220
IOC Concentrates		1,111	933	306	506	922	1,873	1,734
IOC Pellets		1,309	1,095	1,366	1,422	1,448	4,001	4,236

MOLYBDENUM

Mine production (‘000 tonnes) (b)
Bingham Canyon	100%	3.4	2.3	3.1	2.6	2.5	11.3	8.3

SALT

Production (‘000 tonnes)
Dampier Salt	68%	1,797	1,931	1,460	1,859	1,836	4,677	5,155

SILVER

Mine production (‘000 ounces) (b)
Bingham Canyon	100%	668	743	517	443	502	2,233	1,462
Escondida	30%	236	320	287	292	221	978	800
Grasberg – Joint Venture (f)	40%	33	41	0	0	0	42	0
Others	-	151	153	131	142	124	413	397
Rio Tinto total mine production		1,088	1,257	935	877	847	3,666	2,659
Refined production (‘000 ounces)
Kennecott Utah Copper	100%	664	754	817	467	357	2,436	1,640

TITANIUM DIOXIDE FEEDSTOCK

Production (‘000 tonnes)
Rio Tinto Iron & Titanium (h)	100%	381	380	374	370	401	1,063	1,145

Continues	Page 16 of 27

Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

URANIUM

Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	1,532	1,538	908	952	1,980	2,272	3,840
Rössing	69%	841	679	1,078	858	1,132	2,568	3,068
Rio Tinto total uranium production		2,373	2,218	1,986	1,810	3,112	4,840	6,907

Production data notes

(a)	Rio Tinto sold its interest in these specialty alumina assets with an effective date of 1 August 2012. Production is shown up to that date.
(b)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus pellets.
(c)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.
(d)	Benga moved to commercial production during the third quarter of 2012
(e)	Rio Tinto’s interest in these mines is held through Coal & Allied Industries Ltd; Rio Tinto increased its interest in Coal & Allied from 75.7% to 80.0% with effect from 16 December 2011. Production data reflect the increased shareholding from that date.
(f)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Based on the latest available estimates, 2012 production from Grasberg is not expected to exceed the metal attributable to PT Freeport Indonesia per the joint venture agreement for the year 2012. Accordingly, Rio Tinto’s share of joint venture production is expected to be zero for the year 2012.
(g)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
(h)	Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto’s share of Richards Bay Minerals (RBM). Rio Tinto’s share of RBM production reflects increased ownership from 37% to 74% in early September 2012.

The Rio Tinto percentage interest shown above is at 30 September 2012.

Rio Tinto’s interests in the Colowyo mine and the Talc business were sold in 2011. No data for these operations are included in the Share of Production table.

Continues	Page 17 of 27

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

ALUMINIUM (a)

Rio Tinto Alcan – Bauxite
Bauxite production (‘000 tonnes)
Australia
Weipa mine – Queensland	100.0%	5,403	5,600	4,974	5,586	6,179	15,132	16,739
Brazil
Porto Trombetas (MRN) mine	12.0%	3,786	3,788	3,592	3,807	4,104	11,436	11,503
Guinea
Sangaredi mine (b)	23.0%	3,248	3,324	3,497	3,272	3,537	9,193	10,305
Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		7,268	7,565	7,268	7,302	8,545	20,567	23,115
(a)	On 17 October 2011, Rio Tinto announced the reorganization of its aluminium assets. The three sections below show the assets under Rio Tinto Alcan, Pacific Aluminium and Other Aluminium.

(b)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

Rio Tinto Alcan –Smelter-Grade Alumina
Alumina production (‘000 tonnes)
Australia
Queensland Alumina Refinery –	80.0%	831	939	957	952	891	2,421	2,800
Queensland
Yarwun refinery – Queensland	100.0%	354	356	364	331	730	993	1,425

Brazil
São Luis (Alumar) refinery	10.0%	855	863	869	860	860	2,522	2,589

Canada
Jonquière (Vaudreuil) refinery – Quebec (a)	100.0%	337	351	348	342	344	1,012	1,034

(a)	Jonquière’s (Vaudreuil’s) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Rio Tinto percentage interest shown above is at 30 September 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 27

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

ALUMINIUM (continued)

Rio Tinto Alcan – Specialty Alumina
Specialty alumina production (‘000 tonnes)
Canada
Jonquière (Vaudreuil) plant – Quebec	100.0%	27	24	27	22	26	84	76
Rio Tinto Alcan – Primary Aluminium
Primary aluminium production (‘000 tonnes)
Cameroon
Alucam (Edéa) smelter	46.7%	19	20	10	10	16	49	36
Canada
Alma smelter – Quebec	100.0%	109	111	37	36	44	324	118
Alouette (Sept-Îles) smelter – Quebec	40.0%	146	150	149	149	146	432	444
Arvida smelter – Quebec	100.0%	44	45	44	44	44	131	132
Bécancour smelter – Quebec	25.1%	104	102	106	106	110	312	323
Grande-Baie smelter – Quebec	100.0%	56	56	56	56	56	167	167
Kitimat smelter – British Columbia	100.0%	42	44	45	45	46	124	136
Laterrière smelter – Quebec	100.0%	59	59	58	59	58	175	175
Shawinigan smelter – Quebec	100.0%	25	23	12	22	24	74	58
France
Dunkerque smelter	100.0%	56	52	64	63	64	183	191
Saint-Jean-de-Maurienne smelter	100.0%	25	26	25	24	21	74	71
Iceland
ISAL (Reykjavik) smelter	100.0%	46	47	47	48	47	138	142
Norway
SØRAL (Husnes) smelter	50.0%	22	23	23	23	23	67	69
Oman
Sohar smelter	20.0%	94	94	92	90	88	279	270
United Kingdom
Lochaber smelter	100.0%	12	12	12	11	11	34	33
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (a)		701	693	624	629	623	2,107	1,875

(a)	Restated to reflect the reorganization of Rio Tinto aluminium assets announced on 17 October 2011 and the recent transfer of the Engineered Products Cable division to Other Aluminium.

Rio Tinto percentage interest shown above is at 30 September 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 27

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

ALUMINIUM (continued)

Pacific Aluminium – Bauxite
Bauxite Production (‘000 tonnes)
Australia
Gove mine – Northern Territory (a)	100%	1,860	1,916	1,862	1,927	2,086	5,330	5,876

Pacific Aluminium – Smelter-Grade Alumina
Alumina production (‘000 tonnes)
Australia
Gove refinery – Northern Territory, (a)	100%	619	657	668	668	723	1,892	2,059

Pacific Aluminium – Primary Aluminium
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter – Tasmania (a)	100.0%	45	46	46	46	47	135	138
Boyne Island smelter – Queensland (a)	59.4%	140	142	141	141	144	416	426
Tomago smelter – New South Wales (a)	51.6%	137	137	135	136	137	402	409

New Zealand
Tiwai Point smelter (a)	79.4%	91	91	86	79	79	266	244

(a) Rio Tinto’s interest in these assets was transferred out of Rio Tinto Alcan, in late 2011, into Pacific Aluminium.

Other Aluminium – Specialty Alumina
Specialty alumina production (‘000 tonnes)
France
Beyrède plant (a) (b)	0.0%	6	6	6	7	3	19	16
Gardanne plant (a) (b)	0.0%	128	108	113	126	45	362	284
La Bâthie plant (a) (b)	0.0%	7	8	6	6	3	21	15

Germany
Teutschenthal plant (a) (b)	0.0%	7	7	6	7	3	21	16

Other Aluminium – Primary Aluminium
Primary aluminium production (‘000 tonnes)
United Kingdom
Lynemouth smelter (a) (c)	100.0%	45	38	15	-	-	130	15

USA
Sebree smelter – Kentucky (a)	100.0%	48	51	51	51	51	146	153

(a)	Rio Tinto’s interest in these assets was transferred out of Rio Tinto Alcan in late 2011, while the company investigates divestment options.

(b)	Rio Tinto sold its interest in these specialty alumina assets with an effective date of 1 August 2012. Production is shown up to that date.

(c)	Rio Tinto closed the Lynemouth aluminium smelter on 29 March 2012, following an extensive period of consultation with employee representatives.

Rio Tinto percentage interest shown above is at 30 September 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 27

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

BORATES

Rio Tinto Minerals – borates	100.0%
US and Argentina
Borates (‘000 tonnes) (a) (b)		127	114	120	132	111	390	363
(a) Production is expressed as B2O3 content.

(b) Rio Tinto sold its interest in Borax Argentina with an effective date of 20 Aug 2012. Production is shown up to that date.

COAL

Rio Tinto Coal Australia
Bengalla mine (a)	32.0%
New South Wales
Thermal coal (‘000 tonnes)		1,299	1,234	1,407	1,899	1,652	4,134	4,959

Blair Athol Coal mine	71.2%
Queensland
Thermal coal (‘000 tonnes)		661	911	526	513	851	1,974	1,890

Clermont Coal mine	50.1%
Queensland
Thermal coal (‘000 tonnes)		966	1,577	1,255	1,817	2,292	4,213	5,363

Hail Creek Coal mine	82.0%
Queensland
Hard coking coal (‘000 tonnes)		2,325	2,148	1,711	1,477	2,048	5,143	5,236

Hunter Valley Operations (a)	80.0%
New South Wales
Semi-soft coking coal (‘000 tonnes)		481	729	468	757	318	1,177	1,543
Thermal coal (‘000 tonnes)		2,833	2,376	2,098	2,268	2,476	7,956	6,843

Kestrel Coal mine (b)	80.0%
Queensland
Hard coking coal (‘000 tonnes)		1,084	1,096	375	987	801	2,449	2,163
Thermal coal (‘000 tonnes)		106	76	52	116	99	250	267

Mount Thorley Operations (a)	64.0%
New South Wales
Semi-soft coking coal (‘000 tonnes)		545	316	234	454	358	1,606	1,047
Thermal coal (‘000 tonnes)		514	285	535	671	635	1,033	1,840

Rio Tinto percentage interest shown above is at 30 September 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 27

Rio Tinto operational data

Rio Tinto		3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
interest		2011	2011	2012	2012	2012	2011	2012

COAL (continued)

Warkworth mine (a)	44.5%

New South Wales
Semi-soft coking coal (‘000 tonnes)		93	3	184	241	518	591	942
Thermal coal (‘000 tonnes)		1,631	1,327	1,402	1,242	1,469	4,128	4,112
Total hard coking coal production (‘000 tonnes)		3,409	3,244	2,087	2,464	2,849	7,592	7,400
Total semi-soft coking coal production (‘000 tonnes)		1,118	1,048	886	1,452	1,194	3,374	3,532
Total thermal coal production (‘000 tonnes)		8,009	7,786	7,275	8,526	9,473	23,688	25,274
Total coal production (‘000 tonnes)		12,537	12,077	10,247	12,443	13,516	34,655	36,205

Total coal sales (‘000 tonnes)		11,687	12,763	10,140	11,857	13,296	33,963	35,293

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes) (b)		2,253	2,904	2,006	1,926	2,436	5,776	6,368
Share of semi-soft coking coal sales (‘000 tonnes) (c)		795	779	597	946	769	2,108	2,312
Share of thermal coal sales (‘000 tonnes) (c)		4,300	4,613	3,897	4,428	5,193	13,111	13,518
(a) Rio Tinto’s interest in these mines is held through Coal & Allied Industries Ltd; Rio Tinto increased its interest in Coal & Allied from 75.7% to 80.0% with effect from 16 December 2011.

(b) Kestrel produces hard coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.

(c) Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto Coal Mozambique
Benga mine (a)	65.0%

Hard coking coal production (‘000 tonnes)		-	-	-	-	134	-	134
Thermal coal production (‘000 tonnes)		-	-	-	-	173	-	173
(a) Benga moved to commercial production during the third quarter of 2012

US Coal

Colowyo mine (a)	0.0%
Colorado, US
Thermal coal production (‘000 tonnes)		721	387	-	-	-	1,552	-
(a) Rio Tinto sold its 100% interest in Colowyo with an effective date of 1 December 2011. Production is shown up to that date.

Rio Tinto percentage interest shown above is at 30 September 2012. The data represent full production and sales on a 100% basis

Continues	Page 22 of 27

Rio Tinto operational data

	Rio Tinto		3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest		2011	2011	2012	2012	2012	2011	2012

COPPER & GOLD

Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)			12,029	18,663	16,449	18,640	16,850	44,420	51,940
Average copper grade (%)			0.97	0.97	1.14	1.36	1.34	1.07	1.29
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)			91.9	144.3	153.1	211.7	185.2	386.2	550.0
Contained gold (‘000 ounces)			21	28	26	26	21	94	73
Contained silver (‘000 ounces)			786	1,068	955	972	738	3,259	2,665
Recoverable copper in ore stacked for leaching
(‘000 tonnes) (a)			57	73	77	66	65	155	208
Refined production from leach plants:

Copper cathode production (‘000 tonnes)			57	75	82	85	72	209	239
(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.

Freeport-McMoRan Copper & Gold
Grasberg mine (a)	0.0%	(b)
Papua, Indonesia
Ore treated (‘000 tonnes)			14,006	6,610	10,443	16,337	19,346	54,029	46,126
Average mill head grades:
Copper (%)			0.90	0.65	0.64	0.57	0.63	0.80	0.61
Gold (g/t)			1.14	1.09	0.84	0.58	0.51	0.92	0.61
Silver (g/t)			2.86	2.33	2.21	1.57	2.14	2.44	1.96
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)			111.2	37.2	58.0	81.2	101.7	377.4	240.9
Gold in concentrates (‘000 ounces)			421	189	236	238	227	1,300	701
Silver in concentrates (‘000 ounces)			1,007	319	524	579	739	3,268	1,842
Sales of payable metals in concentrates: (c)
Copper in concentrates (‘000 tonnes)			116.4	27.6	61.6	82.8	93.9	372.9	238.3
Gold in concentrates (‘000 ounces)			438	130	271	247	209	1,310	727
Silver in concentrates (‘000 ounces)			832	195	456	476	541	2,575	1,473

  (a) Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 3Q 2012 results show the forecast from FCX’s most recent five-year plan, because FCX is not releasing its actual 100% operating data for 3Q 2012 until the release of its 2012 third-quarter results on 22 October 2012.

(b) Rio Tinto share of Grasberg production is 40% of the expansion.

(c) Net of smelter deductions.

Rio Tinto percentage interest shown above is at 30 September 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 27

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		0.4	0.8	0.0	0.4	0.0	1.2	0.4
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		12,230	13,554	11,843	11,020	10,268	39,577	33,131
Average ore grade:
Copper (%)		0.39	0.43	0.32	0.32	0.47	0.43	0.37
Gold (g/t)		0.31	0.32	0.22	0.20	0.20	0.31	0.21
Silver (g/t)		2.23	3.30	2.34	1.94	2.12	2.23	2.14
Molybdenum (%)		0.043	0.039	0.046	0.046	0.039	0.047	0.044
Copper concentrates produced (‘000 tonnes)		176	216	152	144	190	587	486
Average concentrate grade (% Cu)		23.7	21.6	20.2	20.7	22.5	25.1	21.2
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		41.9	47.1	31.1	29.9	42.9	147.9	103.9
Gold (‘000 ounces)		92	92	54	50	48	293	152
Silver (‘000 ounces)		668	743	517	443	502	2,233	1,462
Molybdenum concentrates produced (‘000 tonnes):		6.4	4.5	6.0	5.1	5.0	21.3	16.0
Molybdenum in concentrates (‘000 tonnes)		3.4	2.3	3.1	2.6	2.5	11.3	8.3
(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.

Rio Tinto percentage interest shown above is at 30 September 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 27

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

COPPER & GOLD (continued)

Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		167	241	188	130	227	636	544
Copper anodes produced (‘000 tonnes) (a)		34.5	49.8	40.0	9.3	55.1	152.9	104.5
Production of refined metal:
Copper (‘000 tonnes)		45.2	48.8	40.7	16.8	45.3	166.5	102.8
Gold (‘000 ounces) (b)		88	87	100	55	46	292	201
Silver (‘000 ounces) (b)		664	754	817	467	357	2,436	1,640
(a) New metal excluding recycled material.

(b) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,439	1,463	1,352	1,438	1,468	4,070	4,258
Average ore grades:
Copper (%)		1.03	1.04	1.08	1.09	1.04	0.99	1.07
Gold (g/t)		0.55	0.57	0.57	0.53	0.50	0.55	0.53
Copper concentrates produced (‘000 tonnes)		39.7	39.7	37.9	40.0	38.8	107.0	116.8
Contained copper in concentrates:
Saleable production (‘000 tonnes)		13.3	13.4	13.0	14.0	13.4	37.0	40.4
Sales (‘000 tonnes) (a)		8.4	15.2	8.6	11.8	11.3	22.6	31.7
Contained gold in concentrates:
Saleable production (‘000 ounces)		19.4	19.8	18.4	18.6	17.2	56.2	54.2
Sales (‘000 ounces) (a)		12.5	24.3	12.6	16.1	15.3	34.8	44.0
(a) Rio Tinto’s 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 30 September 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 27

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

COPPER & GOLD (continued)

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		3,133	2,845	2,921	2,889	981	8,942	6,791
Average ore grade: copper (%) (a)		0.63	0.63	0.60	0.59	0.63	0.65	0.60
Copper concentrates produced (‘000 tonnes)		58.2	50.1	51.8	54.4	20.3	177.8	126.5
Average concentrate grade: copper (%)		31.2	29.9	30.4	28.8	27.3	30.5	29.2
Copper in concentrates (‘000 tonnes)		18.1	15.0	15.7	15.6	5.5	54.1	36.9
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		45.4	60.4	56.1	51.3	6.1	170.3	113.5
New copper anodes produced (‘000 tonnes)		10.8	15.7	14.7	13.8	1.2	43.7	29.7
Refined new copper produced (‘000 tonnes)		10.3	16.6	15.0	12.4	4.7	42.4	32.1
Gold in Anode Slimes (‘000 ounces)		3.0	3.9	3.2	2.8	1.1	9.4	7.1
By-products:
Magnetite concentrate (‘000 tonnes)		744	985	957	1,420	1,475	2,444	3,851
Nickel contained in products (tonnes)		23	9	14	13	2	78	29
Vermiculite plant
Vermiculite produced (‘000 tonnes)		48	22	47	29	27	143	103
(a) Includes some higher grade slag processed in 3Q 2012.

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		1,760	1,497	1,798	1,663	1,728	4,882	5,189
AK1 diamonds produced ('000 carats)		2,302	1,918	2,329	1,677	2,454	5,523	6,461
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		645	560	530	538	525	1,674	1,592
Diamonds recovered ('000 carats)		1,934	1,601	1,606	1,791	1,933	5,076	5,329
Murowa Diamonds	77.8%
Zimbabwe
Ore processed ('000 tonnes)		139	134	126	120	142	339	388
Diamonds recovered ('000 carats)		93	113	85	73	119	254	277

Rio Tinto percentage interest shown above is at 30 September 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 27

Rio Tinto operational data

Rio Tinto		3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
interest		2011	2011	2012	2012	2012	2011	2012

IRON ORE

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production ('000 tonnes):
Hamersley - Paraburdoo, Mount Tom
Price, Marandoo, Yandicoogina,
Brockman and Nammuldi	100.0%	30,908	32,426	28,638	31,138	33,832	89,099	93,608
Hamersley - Channar	60.0%	2,813	2,812	2,653	3,016	2,224	8,204	7,892
Hamersley - Eastern Range	(a)	2,587	2,682	2,155	2,427	2,297	6,703	6,878
Hope Downs	50.0%	8,473	8,281	8,097	7,281	8,048	23,460	23,426
Robe River – Pannawonica
(Mesas J and A)	53.0%	8,367	8,119	7,910	6,635	8,513	22,891	23,058
Robe River - West Angelas	53.0%	6,716	7,435	6,313	7,871	8,037	19,058	22,221
Total production ('000 tonnes)		59,864	61,754	55,766	58,367	62,949	169,414	177,083

Breakdown: Pilbara Blend Lump		16,214	16,436	14,564	16,050	15,890	45,775	46,503
Pilbara Blend Fines		22,455	22,750	20,664	22,615	24,023	61,711	67,302
Robe Valley Lump		2,679	2,387	2,715	2,151	2,622	7,241	7,488
Robe Valley Fines		5,688	5,732	5,196	4,484	5,890	15,650	15,570
Yandicoogina Fines (HIY)		12,829	14,449	12,628	13,069	14,524	39,036	40,220

Total sales ('000 tonnes) (b)		59,501	61,411	51,346	57,418	61,020	163,964	169,784

Breakdown: Pilbara Blend Lump		13,567	14,295	11,939	13,376	14,014	37,987	39,329
Pilbara Blend Fines		24,259	25,056	20,730	22,949	24,856	64,855	68,535
Robe Valley Lump		2,299	2,317	1,939	2,220	2,290	6,363	6,449
Robe Valley Fines		5,981	6,072	4,812	5,222	6,260	16,377	16,293
Yandicoogina Fines (HIY)		13,395	13,672	11,927	13,651	13,601	38,382	39,179

  (a)  Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement,Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.

(b) Sales represent iron ore exported from Western Australian ports.
Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates ('000 tonnes)		1,892	1,589	521	862	1,570	3,189	2,953
Pellets ('000 tonnes)		2,230	1,864	2,326	2,422	2,466	6,814	7,213
Sales:
Concentrate ('000 tonnes)		1,940	1,601	501	698	1,723	3,272	2,921
Pellets ('000 tonnes)		2,243	2,295	1,853	2,740	2,774	6,414	7,367
Global Iron Ore Totals
Iron Ore Production (‘000 tonnes)		63,987	65,207	58,613	61,651	66,985	179,417	187,249
Iron Ore Sales (‘000 tonnes)		63,683	65,308	53,700	60,855	65,517	173,649	180,072

Rio Tinto percentage interest shown above is at 30 September 2012. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 27 of 27

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2011	2011	2012	2012	2012	2011	2012

SALT

Dampier Salt	68.4%
Western Australia
Salt production ('000 tonnes)		2,628	2,825	2,136	2,720	2,686	6,841	7,541

TALC

Rio Tinto Minerals – talc (a)	0.0%
Australia, Europe, and North America
Talc production ('000 tonnes)		84	-	-	-	-	592	-
(a) Rio Tinto sold its 100% interest in the Talc business with an effective date of 1 August 2011. Production data are shown up to that date.

TITANIUM DIOXIDE FEEDSTOCK

Rio Tinto Iron & Titanium	100%
Canada and South Africa (a)
(Rio Tinto Share) (b)
Titanium dioxide feedstock (‘000 tonnes)		381	380	374	370	401	1,063	1,145
(a) On 7 September 2012, Rio Tinto increased its stake in Richards Bay Minerals from 37% to 74% through the acquisition of BHP Billiton's interest in RBM.

(b) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's share of Richards Bay Minerals' production.Ilmenite mined in Madagascar is being processed in Canada
	.

URANIUM

Energy Resources of Australia Ltd

Ranger mine	68.4%
Northern Territory, Australia
U3O8 Production ('000 lbs)		2,241	2,249	1,327	1,392	2,895	3,322	5,614
Rössing Uranium Ltd	68.6%
Namibia
U3O8 Production ('000 lbs)		1,226	991	1,572	1,251	1,650	3,745	4,473

Rio Tinto percentage interest shown above is at 30 September 2012. The data represent full production and sales on a 100% basis unless otherwise stated.